1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC May 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — June 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for May 2010: on an unconsolidated basis, net sales were approximately NT$33.84 billion, an increase of 3.5 percent over April 2010 and an increase of 38.3 percent over May 2009. Revenues for January through May 2010 totaled NT$155.7 billion, an increase of 85.8 percent compared to the same period in 2009.
On a consolidated basis, net sales for May 2010 were approximately NT$34.82 billion, an increase of 3.0 percent over April 2010 and an increase of 37.9 percent over May 2009. Revenues for January through May 2010 totaled NT$160.82 billion, an increase of 84.4 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease) %
May	33,839	24,474	38.3
January through May	155,697	83,778	85.8

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease) %
May	34,819	25,247	37.9
January through May	160,815	87,197	84.4

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
June 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3)	endorsements and guarantees, and 4) financial derivative transactions for the period of May, 2010.

1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
May	Net sales	33,839,484	24,473,921
Jan.-May	Net sales	155,697,223	83,778,364
2)	Funds lent to other parties: None

3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts
	Notional Amount	—	563,340	23,538,325	—	—	—	—	—
	Mark to Market Profit/Loss	—	5,728	(289,361)	—	—		—	—
	Unrealized Profit/Loss	—	5,728	(471,104)	—	—		—	—
Expired Contracts
	Notional Amount	—	17,386,090	106,975,851	—	—	—	—	—
	Realized Profit/Loss	—	246,644	284,140	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts
	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	—	—	—	—		—	—
	Unrealized Profit/Loss	—	1,230	—	—	—		—	—
Expired Contracts
	Notional Amount	—	1,045,262	—	—	—	—	—	—
	Realized Profit/Loss	—	(587)	—	—	—		—	—